SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              FOR DECEMBER 10, 2002

                                ALLIED DOMECQ PLC
             (Exact name of Registrant as specified in its Charter)

                                ALLIED DOMECQ PLC
                 (Translation of Registrant's name into English)




                                  The Pavilions
                                 Bridgwater Road
                                 Bedminster Down
                                Bristol BS13 8AR
                                     England
              (Address of Registrant's principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F       x         Form 40-F
                                       --------                  --------


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                               Yes                 No        x
                                     --------           ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

                                  Exhibit Index



Exhibit No.   Description

99.1          Press Release Dated November 06, 2002

99.2          Press Release Dated November 07, 2002

99.3          Press Release Dated November 07, 2002

99.4          Press Release Dated November 11, 2002

99.5          Press Release Dated November 13, 2002

99.6          Press Release Dated November 14, 2002

99.7          Press Release Dated November 18, 2002

99.8          Press Release Dated November 20, 2002

99.9          Press Release Dated November 25, 2002

99.10         Press Release Dated November 26, 2002

99.11         Press Release Dated November 28, 2002

99.12         Press Release Dated December 9, 2002

99.13         Press Release Dated December 10, 2002

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

December 10, 2002

                                    ALLIED DOMECQ PLC


                                    By: /s/  Charles Brown
                                        ---------------------------------
                                        Name:  Charles Brown
                                        Title: Director of Secretariat & Deputy
                                               Company Secretary